

 
SEC FILE NO.
8-65855


RECEIVED
FEB 2 7 2004
WASH. D.C.
158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                       mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCREAMING EAGLE TRADING, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

23 ORINDA WAY, SUITE 305
                            (No and Street)

ORINDA   CALIFORNIA   94563
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN RESTREPO   (925) 253-8000
                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
           (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 2 5 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the option of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **EDWIN RESTREPO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SCREAMING EAGLE TRADING, INC.**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

STATE OF CALIFORNIA
CONTRA COSTA COUNTY
SUBSCRIBED AND SWORN TO BEFORE ME
This _25_ Day of _Feb_ 20 _04_

Cynthia K. Saba
NOTARY PUBLIC

_____
Notary Public

Signature

PRESIDENT

Title

CYNTHIA K. SABA
Commission # 1297952
Notary Public - California
Contra Costa County
My Comm. Expires Apr 18, 2005

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Screaming Eagle Trading, Inc

Annual Audit Report

December 31, 2003

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Screaming Eagle Trading, Inc.

Table of Contents

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Screaming Eagle Trading, Inc.
Orinda, California

We have audited the accompanying statement of financial condition of Screaming Eagle Trading, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Screaming Eagle Trading, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter & Associates

February 11, 2004

Screaming Eagle Trading, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	255,109
Receivable from clearing organization		514,702
Commissions receivable		219,371
Property and equipment, net of		
$3,290 accumulated depreciation		17,753
Prepaid expenses and other assets		3,967
Total assets	$	1,010,902

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$	17,906
State income taxes payable			454
Research fees reimbursable			332,160
Total liabilities			350,520
Stockholder's equity			
Common stock ($.000001 par value, 40,000,000 shares			
authorized; 10,000,000 shares issued and outstanding)	$	10	
Additional paid-in capital		226,496	
Retained earnings		433,876	
Total stockholder's equity			660,382
Total liabilities and stockholder's equity		$	1,010,902

See independent auditor's report and accompanying notes.

Screaming Eagle Trading, Inc.

Statement of Income

For the Year Ended December 31, 2003

Revenue		
Commission revenue	$	655,220
Aggregated research fees		225,000
Trading loss		(39,881)
Interest income		586
Total revenue		840,925
Expenses		
Clearing and execution fees		155,999
Professional fees		23,282
Compensation		21,860
Rent		11,904
Depreciation		3,290
Other operating expenses		48,260
Total expenses		264,595
Income before income taxes		576,330
Income tax provision		8,454
Net income	$	567,876

See independent auditor's report and accompanying notes.

Screaming Eagle Trading, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
December 31, 2002	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	10			10
Capital contributions		226,496		226,496
Distributions			(134,000)	(134,000)
Net income			567,876	567,876
December 31, 2003	$ 10	$ 226,496	$ 433,876	$ 660,382

See independent auditor's report and accompanying notes.

Screaming Eagle Trading, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	567,876
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation		3,290
(Increase) decrease in:		
Receivable from clearing organization		(514,702)
Commissions receivable		(219,371)
Prepaid expenses and other assets		(3,967)
Increase (decrease) in:		
Accounts payable and accrued expenses		17,906
Research fees reimbursable		332,160
State taxes payable		454
Net cash provided (used) by operating activities		183,646
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(21,043)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		10
Capital contributions		226,496
Distributions		(134,000)
Net cash provided (used) by financing activities		92,506
Net increase (decrease) in cash and cash equivalents	$	255,109
Cash and cash equivalents, beginning of year		0
Cash and cash equivalents, end of year	$	255,109
SUPPLEMENTAL DISCLOSURE		
Income taxes paid	$	8,000
Interest paid	$	121

See independent auditor's report and accompanying notes.

Screaming Eagle Trading, Inc.

Notes to the Financial Statements

Year Ended December 31, 2003

(1)   <u>Organization</u>

The Screaming Eagle Trading, Inc. (the Company) was formed on January 16, 2003. The Company primarily represents institutional investors and conducts business under a fully disclosed agreement with Spear, Leeds & Kellogg (SLK).

On March 19, 2003, the Company registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On August 6, 2003, the Company became a member of the National Association of Securities Dealers, Inc. and on August 8, 2003 the Company was granted a broker-dealer certificate by the California Department of Corporations.

(2)   <u>Summary of Significant Accounting Policies</u>

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with SLK. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to SLK and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis which is not significantly different than recording transactions on a trade date basis.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less which are not held for sale in the ordinary course of business.

8

(2)   Summary of Significant Accounting Policies (Continued)

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Research Fees Reimbursable
The Company has an agreement with their customers to set aside a portion of commissions to pay research fees on the customers' behalf. This obligation is recorded as a liability by the Company.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2003. The provision for income taxes shown in the accompanying statement of income consists of current taxes of $8,454.

(3)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2003, the Company's net capital was $638,662 which exceeded the requirement by $538,662.

Screaming Eagle Trading, Inc.

Notes to the Financial Statements

Year Ended December 31, 2003

(4)   Receivable from Clearing Organization

The Company's clearing organization, SLK, requires that they maintain at least $100,000 in deposits.

(5)   Lease Obligations

The Company leases office space in Orinda, California. The lease began on July 1, 2003 and ends June 30, 2005. The annual future minimum lease payments are as follows:

Year ended	Amount
December 31, 2004	$ 23,808
December 31, 2005	11,904
	$ 35,712

(6)   Financial Instruments with Off-Balance-Sheet Risk

The Company introduces customer transactions to its clearing organization with whom the Company has correspondent relationships for clearing and depository services in accordance with terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligation in connection with their securities transactions.

(7)   Risk Concentrations

At December 31, 2003, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limit by $178,274.

During the year ended December 31, 2003, management estimates that 60% of revenues were earned from one institutional customer.

SUPPLEMENTAL INFORMATION

Screaming Eagle Trading, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2003

Net Capital:

Total stockholder's equity qualified for net capital		$ 660,382
Less: Non-allowable assets		
Prepaid expenses and other assets	$ 3,967	
Property and equipment (net)	17,753	
Total non-allowable assets		21,720
Net capital		638,662
Net minimum capital requirement of 12.5% of aggregate indebtedness of $350,520 or $100,000, whichever is greater		100,000
Excess of capital		$ 538,662

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2003	$ 630,597
Decrease in stockholder's equity	(10,499)
Decrease in non-allowable assets	18,564
Net capital per above computation	$ 638,662

Screaming Eagle Trading, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Spear, Leeds and Kellogg or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2003

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213   *(925) 933-2626*
Walnut Creek, California 94596   *Fax (925) 944-6333*

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Screaming Eagle Trading, Inc.
Orinda, California

In planning and performing our audit of the financial statements and supplemental schedules of Screaming Eagle Trading, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated February 11, 2004.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2004